FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2020

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Directorate Change

25 September 2020 07:00 BST

Non-Executive Board Appointment

AstraZeneca PLC today announced that with effect from 1 October 2020, Dr Euan Ashley is appointed as a Non-Executive Director and a member of the Science Committee.

Leif Johansson, Chairman of AstraZeneca, said: "We look forward to welcoming Euan to AstraZeneca and believe his scientific achievements and interests, which are well-aligned with our own BioPharmaceuticals R&D, together with his entrepreneurial experience on the US west coast will enable him to make a significant contribution to the Board's work."

Euan Ashley is Associate Dean and Professor of Cardiovascular Medicine and Genetics at Stanford University in California.  Dr Ashley's research focuses on genetic mechanisms of cardiovascular health and disease.  In addition to wet bench science, his laboratory leverages artificial intelligence and digital health tools, working with biotechnology and technology partners in Silicon Valley, to advance both translational and clinical research.

Dr Ashley studied physiology and medicine at Glasgow University, completing his junior doctor training at Oxford University Hospitals NHS Trust, before undertaking a DPhil in cardiovascular cellular biology and molecular genetics at the University of Oxford.  In 2002, he moved to Stanford University to train in cardiology and advanced heart failure.

Dr Ashley has received many awards including recognition from the Obama White House for contributions to personalized medicine and the American Heart Association's Medal of Honor for precision medicine.

No disclosure obligations arise under paragraphs (1) to (6) of LR 9.6.13 R of the UK Listing Authority's Listing Rules in respect of this appointment.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Adrian Kemp
Company Secretary
AstraZeneca PLC

This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 25 September 2020

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary